

March 27, 2015

Via E-mail
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd.
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

> **Re:** **Amira Nature Foods Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2014**
> **Filed July 28, 2014**
> **File No. 001-35681**

Dear Mr. Chanana:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2014

Information on the Company, page 23

6-K Furnished January 28, 2015

1.  We note your disclosure that in connection with the acquisition of Amira Enterprises, 6,195,868 shares of the registrant will be issued to Karan Chanana, and your disclosure that this issuance will be made "pursuant to the understanding under the terms of the exchange agreement" entered into at the time of the registrant's initial public offering. Please clarify how this issuance of shares is in connection with the acquisition of Amira

Enterprises, and clarify how this issuance will be made pursuant to the understanding under the terms of the exchange agreement. For example, we note that your disclosure regarding the exchange agreement on page 28 of your annual report on Form 20-F for the fiscal year ended March 31, 2014 does not appear to contemplate such issuance in this context.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Mr. Bruce C. Wacha